

Mail Stop 3030

August 7, 2017

<u>Via E-mail</u>
L. Reade Fahs
Chief Executive Officer
National Vision Holdings, Inc.
2435 Commerce Avenue
Bldg. 2200
Duluth, Georgia 30096-4980

> **Re: National Vision Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 17, 2017**
> **CIK No. 0001710155**

Dear Mr. Fahs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus</u>

1.   Where you make qualitative statements about your products or business, provide objective support, or identify the statements as management's belief. For example, we note the disclosure on page vi that your "various offerings make us the best value and one of the lowest cost producers" and that your brand portfolio "constitutes attractive economics with significant growth potential."

Graphics

2.   The graphics should include text only as necessary to explain briefly the visuals.   Revise or remove graphic images that require extensive textual explanations and those that cannot be properly balanced in the context of a succinct pictorial image. Performance measures and results that take individual numbers out of context or give undue weight to certain aspects of your business or results are likely not appropriate in a graphic. Notable in this regard are the quantitative data and other information beneath the map in the first page of graphics.

Market, Ranking and Other Industry Data, page iii

3.   Please revise the disclosure to identify the sources of the industry data where applicable. For example, we note the industry data mentioned in the second bullet point on page 4 and in the first bullet point on page 5.

Glossary, page iv

4.   Since your comparable store information is used to compare consecutive quarter growth throughout, address sales for newly added stores whose results are only included for a partial quarter. Specifically, if a new store becomes part of the base in the second month of a quarter, does your metric reflect as "growth" sales resulting from the additional month in the succeeding quarter?

Letter from our CEO, page vi

5.   Please expand the disclosure on page (vi) that the brands can grow as a result of your partnership with a third party to identify the third party and describe the relationship.

6.   Please expand the appropriate section to disclose the material terms of the agreements concerning your partnerships with Walmart, Fred Meyer and the U.S. military and file the agreements as exhibits.

7.   Refer to the second bullet point on page vii. Disclose the number of stores that closed in the same period or advise.

8.   In addition, in an appropriate place in your disclosure, please discuss the reasons for store closings and whether there have been any common characteristics leading to the failure of an individual store.

Prospectus Cover Page

9.   Please ensure that your disclosure here and throughout your document clearly reflects the proper entity. For example, we note on the prospectus cover page you define KKR as Kohlberg Kravis Roberts & Co. L.P. and at the bottom of the prospectus cover you

indicate that KKR is the underwriter. However, you disclose on pages 12, 157 and 159 that KKR Capital Markets LLC is the underwriter.

Prospectus Summary, page 1

10.   You refer here and in the letter to investors to your philanthropic vision and activities. Explain how this is material to your business and/or how it fits within your business plan and results so significantly that it is appropriate to prominently highlight it in your summary and letter.

11.   Please tell us how you determined the amounts mentioned in the last sentence of the third bullet point on page 2, including any assumptions underlying the conclusions included therein.

12.   You indicate on page 2 that one of your strengths is your sustainable business model. Given your significant reliance on new store openings, please either discuss possible weaknesses in this business model or move the reference to a place in your disclosure where you can discuss the risk and benefits more fully.

Our Competitive Advantages, page 5

13.   Please file as an exhibit the consent of Haynes and Company.

Our Growth Strategies, page 8

14.   If you wish to highlight beneficial changes resulting from your post-acquisition activities, please also discuss any potential challenges presented by such activities, such as acquisition or restructuring activities, such as the increase to long-term debt mentioned in the sixth bullet point on page 62.

Corporate History and Information, page 10

15.   Please disclose the aggregate price that the affiliates of KKR paid to acquire you in 2014.

16.   Please disclose benefits to affiliates associated with this offering, including KKR and members of management that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition?

Conflicts of Interest, page 12

17.   Please clarify the disclosure in this section and in the Conflicts of Interest section on page 159 that KKR is deemed to have a conflict of interest with your disclosure in this section that a qualified independent underwriter is not required in connection with this offering.

Summary Historical Consolidated Financial and Other Data, page 13

18.   We note on page 16 that you reconcile non-GAAP adjusted net income to adjusted
        EBITDA. Please revise the filing to separately reconcile non-GAAP adjusted net income
        to net income, which is the most directly comparable GAAP financial measure. Refer to
        Item 10(e)(1)(i)(B) of Regulation S-K.

Use of Proceeds, page 45

19.   We note that you intend to use the proceeds from this offering to repay certain
        indebtedness. If you do not expect to determine the debt you will repay prior to
        effectiveness, please explain to us how and when you expect to identify how you will
        apply the proceeds to reduce your debt.

20.   Please disclose, if applicable, the extent to which KKR or its affiliates will receive any of
        the proceeds from the offering used to repay debt.

Unaudited Pro Forma Consolidated Financial Information

Note 2. Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page
54

21.   Please refer to adjustment (H). Explain to us how you applied the guidance in SAB
        Topic 1B.3 when performing your pro forma per share calculations considering the
        February 2, 2017 recapitalization dividend to your stockholders discussed on page F-36.

Trends and other Factors Affecting our Business, page 58

22.   Address the possibility that for a percentage of your customer base, spending on eyewear
        could be a discretionary expense. Also, address the significance of repeat customers.
        Finally, discuss the expected impact and your plan regarding market saturation, given
        your heavy reliance on new store openings.

Comparable Store Sales Growth, page 61

23.   We note the presentation on pages 63, 64 and 67 of consolidated comparable store sales.
        Please tell us if you calculate consolidated comparable store sales utilizing consolidated
        cash basis sales or consolidated GAAP sales. Revise the filing to specifically identify the
        manner in which the consolidated metric is calculated. To the extent non-GAAP
        consolidated cash basis sales is utilized in the calculation, revise the filing to label the
        measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of
        Regulation S-K. Refer also to questions 104.03 and 104.05 of our Compliance and
        Disclosure Interpretations on Non-GAAP Financial Measures.

Three Months Ended April 1, 2017 compared to Three Months Ended April 2, 2016

Net revenue, page 64

24.   We note your discussion of cash basis sales as the performance measure determined consistent with ASC 280 for each of your operating segments. Question 104.02 our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures calls for a complete discussion with Managements' Discussion and Analysis of the reconciling items used to determine the segment measures. Please revise the filing to separately discuss the reconciling items either on a consolidated level or the reconciling items specific to each particular segment.

Non-GAAP Measures

Adjusted EBITDA, page 73

25.   We see the presentation here and also on pages 16 and 76 of the subtotal EBITDA in your reconciliation of the non-GAAP measure adjusted EBITDA. We note that EBITDA is a non-GAAP financial measure which should be accompanied by all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise the filing to separately provide all of the required disclosures for non-GAAP EBITDA or remove the subtotal from your reconciliations.

26.   We note the adjustment for New store pre-opening expenses in your non-GAAP adjusted EBITDA reconciliation. We see beginning on page vi in the prospectus summary and elsewhere throughout the filing that expansion, growth and new store openings are integral parts of your core business operations. The non-GAAP measures excluding new store pre-opening expenses appear to exclude normal, recurring, cash operating expenses necessary to operate your business since a major part of your core operating performance is the opening of new stores. Please refer to the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your non-GAAP measures to remove the adjustments excluding the new store pre-opening expenses.

27.   We note that you have separate line items to identify asset impairments and purchase accounting inventory adjustments within your non-GAAP reconciliations. For consistent identification of impairment and inventory related adjustments, please revise these reconciliations to include a separate line item for inventory impairments as opposed to including those items within "Other".

Our Sourcing and Supplier Relationships, page 105

28.   Disclose the material terms of your agreements with the suppliers and file them as exhibits, or advise.

Our Properties and Store Footprint, page 106

29.   Please file the leasing agreements concerning your distribution centers and corporate offices as exhibits, or advise.

Management, page 114

30.   Please expand the disclosure on page 114 concerning Messrs. Taylor and Gernburd to describe their roles with KKR.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page F-33

31.   Please explain to us in more detail why you present revenue on a cash basis, which excludes the effects of unearned and deferred revenue, and tell us how your CODM utilizes this measure in making decisions and allocating resources to the segments, as well as assessing their performance. Separately describe each significant adjustment used to reconcile reported segment net revenue to consolidated revenue and show us how the cash basis amounts are calculated. Refer to paragraphs 50-27 and 50-31 of ASC 280-10.

32.   Please revise the filing provide all of the disclosures required by ASC 280-10-50-29, including an explanation of the measurement of segment profit, the basis of accounting for any transactions between reportable segments, and the nature of any differences between the measurement of reportable segment profit and consolidated income before income taxes.

33.   Please revise the filing to disclose the business activities and sources of revenue included in Corporate/Other as required by ASC 280-10-50-15.

34.   We note that you did not report asset information on a segment basis and that the CODM does not regularly review such information for the reportable segments. We further note your CODM reviews balance sheet and related information at the consolidated level "in general." Please describe to us the circumstances in which the CODM reviews assets, balance sheet and related information on a reportable segment basis and how you considered the reconciliation guidance in ASC 280-10-50-30(c).

35.   We note from page F-8 that you are a retailer of eyeglasses, contact lenses and accessories, provide eye exams, management services, extended warranties and club memberships and operate a health management organization. Please revise the filing to report revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. If providing the information is impracticable, please disclose this fact.

Correction of an Error, page F-42

36.   We note that you determined the error relating to your contact lens inventories was not
       material to the 2016 consolidated financial statements. Please provide us your analysis of
       the errors under SAB No. 99 and SAB No.108. Describe the qualitative and quantitative
       factors you considered in assessing materiality of the errors which supports your
       conclusion that they were not material to the 2016 consolidated financial statements.

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements
and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with
any other questions.

                                                 Sincerely,

                                                 /s/ Amanda Ravitz

                                                 Amanda Ravitz
                                                 Assistant Director
                                                 Office of Electronics and Machinery

cc: Joseph H. Kaufman, Esq.